UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __________ )*

Klein Retail Centers, Inc.

 (Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

None

 (CUSIP Number)

Kenneth S. Klein
330 Intertech Parkway, 3rd Floor
Angola, Indiana 46703
(517) 278-3050

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2011

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. None	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS.OF ABOVE PERSON (ENTITIES ONLY).
Kenneth S. Klein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER 7,100,000 Shares

NUMBER OF	8	SHARED VOTING POWERNone
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER 7,100,000 Shares
EACH
PERSON	10	SHARED DISPOSITIVE POWER None
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,100,000 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. None	13D	Page 3 of 4 Pages

Item 1.Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $0.0001 per share (“Shares”), and the name of the issuer is Klein Retail Centers, Inc. (“Issuer”);the address of the principal executive offices of the Issuer is 330 Intertech Parkway, 3rd Floor
Angola, Indiana 46703.

Item 2.Identity and Background.

(a)The person filing this statement is Kenneth S. Klein.
     (b)Mr. Klein’s business address is 330 Intertech Parkway, 3rd Floor
  Angola, Indiana 46703
     (c)The present principal occupation of the reporting person:

Klein Retail Centers, Inc. (“KRC”) was incorporated in Delaware on March 28, 2008, to continue and expand on the business started and developed by its president to purchase from Walmart Supercenters, Inc. or others, real property next to and/or adjoining operating or in-development Walmart Supercenters and to develop the properties for lease to certain chain and local stores that complement and are compatible with the Walmart Supercenters. Such an adjacent property is known in the industry as a shadow retail center, in this case shadowed to a Walmart Supercenter. KRC or its affiliates will purchase, develop, lease and manage the shadow retail centers
     (d)Mr. Klein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)during the last five years.
     (e)During the last five years, Mr. Klein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which proceeding he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)Mr. Klein is a citizen of the UnitedStates.

Item 3.Source and Amount of Funds or Other Consideration.

Kenneth S. Klein acquired beneficial ownership of 7,100,000 Shares upon the inception of the Issuer on March 28, 2008 for his contribution of real property with an appraised value of $18,875,000. Such property was personally held; no real property or other contribution amounts were borrowed.

Item 4.Purpose of Transaction.

Mr. Klein has made the purchases described in Item 5 for purposes of investment; based upon his continuing assessment of the business results and prospects of the Issuer, Mr. Klein may determine to dispose of all or aportion of the Shares held by him or to purchase additional Shares for investment.

CUSIP No. None	13D	Page 4 of 4 Pages

 Item 5.Interest in Securities of the Issuer.

(a)As of September 30, 2010(as reported on the Issuer’s balance sheet as of September 30, 2010 as included in Amendment No. 19 to the Issuer’s registration statement on Form S-11, as filed on January 11, 2011 (File No. 333-157962), 7,860,430 Shares were issued and outstanding; no unissued Shares were then subject to options or other rights to acquire beneficially owned by Mr. Klein. As of the date of this report (January 24, 2011), there are 7,860,430 Shares issued and outstanding; no unissued Shares are subject to options or other rights to acquire beneficially owned by Mr. Klein. Accordingly, percentage calculations appearing in this statement are based upon 7,860,430 Shares. Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Klein owns 7,100,000 or 90.30% of the Shares.
     (b)Mr. Klein holds sole voting and dispositive power with respect to all of the 7,100,000 Shares beneficially owned by him.
     (c)Not Applicable
     (d)Not Applicable
     (e)Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.  Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated: January 24, 2011
Date	/S/ KENNETH S.KLEIN
Kenneth S. Klein

      The original  statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized  representative (other than an executive officer  or  general   partner  of  the   filing   person),   evidence   of  the epresentative's  authority to sign on behalf of such person shall be filed with the  statement:  provided,  however,  that a power of attorney  for this purpose which is already on file with the Commission may be  incorporated  by reference. The name and any title of each person who signs the statement  shall be typed or printed beneath his signature.

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).